UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

STONECO LTD. ANNOUNCES CLOSING OF FOLLOW-ON OFFERING OF CLASS A COMMON SHARES

On August 12, 2020, StoneCo Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), relating to an offering (the “Offering”) of an aggregate of 31,481,250 Class A common shares of the Company, par value US$0.000079365 per share, including the exercise in full of the Underwriters’ option to purchase an additional 4,106,250 Class A common shares, at the public offering price of US$47.50 per share. The Offering closed on August 17, 2020. The gross proceeds from the Offering were approximately US$1,495 million, before deducting underwriting discounts and commissions and other offering expenses.

The Company intends to use the net proceeds from the Offering to finance the pending acquisition of Linx S.A. and to pay related fees and expenses, as well as for general corporate purposes. If for any reason the acquisition of Linx S.A. is not consummated, the Company intends to use the net proceeds from the Offering for general corporate purposes.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-244404), including the prospectus dated August 11, 2020, as supplemented by the prospectus supplement dated August 12, 2020.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Maples and Calder relating to the validity of the Class A common shares to be issued pursuant to the Underwriting Agreement is filed herewith as Exhibit 5.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: August 17, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of August 12, 2020, by and between the Company, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto.
5.1	Opinion of Maples and Calder, Cayman Islands legal counsel of the Compan..
23.1	Consent of Maples and Calder, Cayman Islands legal counsel of the Registrant (included in Exhibit 5.1).